

September 29, 2010

Richard R. Lavin
Executive Vice President and Secretary
Cole Corporate Income REIT, Inc.
2555 East Camelback Road
Suite 400
Phoenix, AZ 85016

> **Re:** **Cole Corporate Income REIT, Inc.**
> **(f/k/a Cole Credit Office/Industrial Trust, Inc.)**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed August 30, 2010**
> **File No. 333-166447**

Dear Mr. Lavin.:

We have reviewed Amendment No.1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Cover Page

2. Please disclose whether purchases of shares by affiliates with count toward the minimum offering amount.

3.   We note your response to comment 6 of our letter dated May 28, 2010. Please
        note that in limiting this page to one page, the font size should be at least 10-point
        modern type. Please refer to Rule 420 of Regulation C.

Questions and Answers about this Offering, page 1

4.   We note your response to comment 14 of our letter dated May 28, 2010. In
        response to our comment you have eliminated some of repetitious disclosure
        between the Q&A and summary section. However, we note that these sections
        still contain some repetition. We therefore reissue our comment. We note, for
        example only, your disclosure regarding your sponsor's experience and your
        description of "mission critical" corporate properties. Please refer to note 4 to
        Rule 421(b) of Regulation C.

What is your investment strategy…?, page 1

5.   Please explain what you mean by the phrase: "where our sponsor assembled
        portfolios that have served as the landlord of where America shops."

What is the experience of your sponsor and your advisor, page 3

6.   Please revise to clarify how your disclosure of your advisor's experience in
        acquiring, structuring, developing and selling mission critical corporate properties
        is consistent with your sponsor's experience of primarily acquiring and managing
        retail properties.

How is an investment in shares of your common stock different from investing in shares
of a listed REIT, page 3

7.   You specifically refer to yourself as a "direct investment in real estate." It is not
        clear why a listed REIT that also invests in commercial properties would not be
        considered a "direct investment in real estate." Please clarify. Also, your revised
        disclosure implies that an investment in you does not correlate with the stock
        market and has less volatility. Please revise to clarify that the reduced correlation
        and volatility are also due to the lack of liquidity and a trading market.

8.   Please revise to explain your implication that your independent directors'
        valuations are more accurate than market valuations. Further, provide balance by
        disclosing when the directors' valuations would commence.

Do you expect to acquire properties in transactions with affiliates of your advisor, page 4

9.   We note the revised disclosure that you would pay cost, including acquisition
        expenses, in related party acquisitions. Please revise to clarify if "acquisition
        expenses" would include acquisition fees payable to your sponsor/advisor in an

acquisition by the affiliate. If so, please clarify if you would also pay additional acquisition fees to your advisor.

Risk Factors, page 18

10.   We note your response to comment 23 and reissue our comment. Because you are a blind pool, this section currently contains many risk factors that are speculative and somewhat broad in nature. As such, it is not clear how the suggested risk factor does not present a risk that would affect your business. Further, it would appear that higher vacancy rates would increase the cost of properties with stable in-place leases.

11.   We note your response to comment 36 of our letter dated May 28, 2010. Please add a risk factor to disclose the risks associated with paying advisory fees and acquisition fees regardless of the quality or performance of properties acquired.

12.   We note your response to comment 37 of our letter dated May 28, 2010. Please add a risk factor to disclose the risks associated with basing the acquisition and advisory fees on the costs of the properties.

The Advisor, page 58

13.   Please revise to provide a brief discussion of the operating history of your advisor.

14.   We note your disclosure regarding Mr. Micera's experience at First Industrial Realty Trust, Inc. Please clarify whether he made the investment decisions on behalf of the wealth management division of UBS Financial Services, Inc. and Kuwait Finance House K.S.C. If he did not have autonomy in making decisions on behalf of these entities, please clearly state this.

Management Compensation, page 62

15.   We note, in section 8.6 of your Articles of Amendment and Restatement, that you may pay your advisor sales commissions. Please expand your disclosure in this section and in the summary section to address this potential payment.

16.   We note your response to comment 32 and the revised disclosure, including the reference to pages 60 and 61. Please revise to clarify whether your advisor is currently capable of fulfilling all of its duties and obligations owed to you. In this section, please revise to clarify how third parties employed to carry out the advisor's duties will be compensated.

17.   We note your response to comment 34 of our letter dated May 28, 2010. Please clarify whether impairment charges will be factored in once your board of directors begins to determine the estimated per share value of your common

stock. Additionally, please clarify, in footnote 6, the situations in which an asset's book value will not equal its cost.

18.   On page 66, you refer to an "8% annual cumulative, non-compounded return." However, in section 8.7 of your Articles of Amendment and Restatement, it states that you may pay an incentive fee of 15% of the remaining net proceeds providing investors have received "an amount equal to 100% of the Invested Capital, plus an amount equal to six percent of the Invested Capital per annum cumulative." Please tell us how the noted statements are consistent.

19.   We note your response to comment 35 of our letter dated May 28, 2010. Please revise your disclosure of operating expenses to clarify that you will not reimburse your advisor for the salaries and benefits of your named executive officers.

Conflict of Interest, page 71

20.   Please explain how the approval process regarding the agreements and compensation arrangements with your advisor will be "impacted by the fact that [your] stockholders invested with the understanding and expectation that an affiliate of Cole Real Estate Investments would act as [your] advisor."

Other Activities of CCI Advisors and its Affiliates, page 72

21.   We note your response to comments 38 and the revised disclosure that you may acquire properties and borrow funds from affiliates of your advisor. We also note your disclosure that your board of directors is expected to adopt a policy to prohibit acquisitions and loans from or to affiliates of your advisor. Please reconcile this disclosure. Please make similar revisions to your disclosure on pages 4 and 25 and elsewhere as appropriate.

Certain Conflict Resolution Procedures, page 74

22.   We note your response to comment 39 of our letter dated May 28, 2010. Please revise your disclosure to clarify that you have not established a policy regarding how you will determine the sale price for a property you would sell to an affiliated entity. Please add a risk factor to address risks associated with this.

Investment Objectives and Policies, page 76

23.   We note your disclosure that your sponsor has developed a disciplined investment approach over the last 30 years. Please revise to specify your sponsor's real estate experience over the last 30 years.

Other Possible Investments, page 80

24.   We note your response to comment 42 of our letter dated May 28, 2010. Please clearly state that there are no limits on the amount that you may invest in real estate related securities.

Management's Discussion and Analysis …, page 92

25.   We note your response to comment 44 of our letter dated May 28, 2010. Please explain the difference between triple net and double net leases and the expenses passed on to the tenants in each of these types of leases.

Prior Performance Summary, page 96

26.   We note your response to comment 47 of our letter dated May 28, 2010. It does not appear that you have disaggregated the public and private programs' disclosure. We reissue our comment. For example only, we note your disclosure on page 98 that references all of the prior real estate programs. Please refer to Item 8.A.1 of Industry Guide 5.

Valuation Policy, page 110

27.   We note your response to comment 55 of our letter dated May 28, 2010. Please revise your disclosure to clearly state that the estimated value of your shares will not necessarily be equivalent to the Company's net asset value.

Federal Income Tax Considerations, page 119

Opinion of Counsel, page 119

28.   We note that counsel has stated, in exhibit 8.1, that the disclosure in this section constitutes its opinion. Please revise your disclosure to clarify this. Towards the bottom of page 119, we note your belief that you "will be organized and will operate in such a manner to qualify for taxation as a REIT…." The noted belief should also be the opinion of counsel. Please have counsel provide such opinion.

Plan of Distribution, page 141

Shares Purchased by Affiliates, page 143

29.   We note your response to comment 56 of our letter dated May 28, 2010. Please revise your disclosure in this section to discuss the restrictions applicable to shares held by Cole Holdings Corporation. Additionally, please disclose that shares purchased by your affiliates will not be subject to a lock-up agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Pokorny at (202) 551-3714 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney – Advisor

Cc: Heath D. Linsky, Esq.
        via facsimile (404) 365-9532